FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated February 20, 2008, regarding unaudited fourth quarter and fiscal year 2007 results.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Kevin Teo
Name:	Kevin Teo
Title:	Chief Financial Officer

Date: February 21, 2008

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EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated February 20, 2008, regarding unaudited fourth quarter and fiscal year 2007 results.

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Exhibit 99.1

FOR IMMEDIATE RELEASE

3SBIO INC. ANNOUNCES UNAUDITED FOURTH QUARTER AND FISCAL YEAR 2007 RESULTS

•	Q4 2007 net revenues grew 29.8%, as compared to Q4 2006, to RMB45.7 million (US$6.3 million)

•	Q4 2007 net income grew 152.2%, as compared to Q4 2006, to RMB17.9 million (US$2.5 million)

•	2007 fiscal year net revenues increased 41.0% year-over-year to RMB180.2 million (US$24.7 million)

•	2007 fiscal year net income grew 167.4% year-over-year to RMB81.5 million (US$11.2 million)

SHENYANG, CHINA — February 20, 2008 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2007.

Fourth Quarter 2007 Financial Highlights:

•	Total net revenues increased 29.8% over the fourth quarter 2006 to RMB45.7 million (US$6.3 million).

•

Net revenue from our flagship injectable recombinant human erythropoietin products, or EPO products, marketed under our EPIAO brand, increased 14.7% over the fourth quarter 2006 to RMB29.8 million (US$4.1 million).

•

Net revenue from our protein-based therapeutic recombinant human thrombopoietin products, or TPO products, marketed under our TPIAO brand, increased 99.3% over the fourth quarter 2006 to RMB11.7 million (US$1.6 million).

•	Operating income decreased 29.6% compared to the fourth quarter 2006 to RMB6.1 million (US$0.8 million)

•	Net income increased 152.2% over the fourth quarter 2006 to RMB17.9 million (US$2.5 million).

•	Earnings per American depositary share (“ADS”) for the fourth quarter 2007 were RMB0.82 (US$0.11), compared to RMB0.50 for the fourth quarter 2006.

Fiscal Year 2007 Financial Highlights:

Compared to fiscal year 2006 results,

•	Total net revenues increased 41.0% to RMB180.2 million (US$24.7 million).

•	Net revenue from EPIAO increased 22.6% to RMB121.2 million (US$16.6 million).

•	Net revenue from TPIAO increased 168.3% to RMB43.1 million (US$5.9 million).

•	Revenue from export sales increased 15.4% to RMB6.8 million (US$0.9 million).

•	Operating income increased 32.9% to RMB48.5 million (US$6.7 million).

•	Net income increased 167.4% to RMB81.5 million (US$11.2 million).

•	Earnings per ADS were RMB3.89 (US$0.53) in 2007, compared to RMB2.13 per ADS in 2006.

Commenting on the results, Dr. Jing Lou, Chief Executive Officer of 3SBio, said, “2007 was a transformative year for 3SBio, driven by the successful and consistent execution of our strategy. We experienced solid growth across our core product portfolio, and delivered on a number of operational initiatives including continued progress on our development pipeline, the introduction of an oncology-focused sales team, the launch of a new product, and the successful groundbreaking on our new manufacturing facility, among others. From a product perspective, we believe our EPIAO products continued to be the market leader in terms of both revenues and sales volume. Our TPIAO products continued their strong growth, accounting for 23.9% of our total net revenues for the year, up from 12.6% for the fiscal year 2006, demonstrating the robust and rapid market acceptance of this product.”

“Our positive results for the fourth quarter and the full year 2007 are consistent with the financial and operational track record that we have achieved since our inception, and I believe we are currently in a stronger position to compete as we have ever been in the history of our company. We continue to focus our efforts on maintaining growth, margins and profitability, and I am confident in our ability to continue to deliver shareholder value.”

Fourth Quarter and Fiscal Year 2007 Unaudited Financial Results

Net revenues. Our net revenues increased by 29.8% to RMB45.7 million (US$6.3 million) in the fourth quarter 2007 from the same period in 2006. This increase was primarily due to the growth in our TPIAO and EPIAO products, which increased by 99.3% and 14.7%, respectively, from the same period in 2006.

Our net revenues increased by 41.0% to RMB180.2 million (US$24.7 million) in 2007 from RMB127.8 million in 2006. This increase was primarily attributed to the continued growth in our leading EPIAO products, sales of which increased by 22.6% from RMB98.8 million in 2006 to RMB121.2 million (US$16.6 million) in 2007. The growth in sales from EPIAO was driven in part by our expanded oncology sales force, which continued to perform well. We also witnessed rapid market adoption of our TPIAO products, which generated revenues of RMB43.1 million (US$5.9 million) in 2007, compared to RMB16.1 million in 2006. TPIAO was our second largest revenue contributor in 2007, accounting for 23.9% of our total net revenues in the period. Sales from our in-licensed Iron Sucrose supplement increased by more than six fold to RMB3.2 million (US$0.4 million) in 2007. Our export sales registered a steady growth of 15.4% to RMB6.8 million (US$0.9 million) in 2007, which accounted for 3.8% of our total net revenue in 2007.

Cost of revenues. Cost of revenues increased by 103.5% in fourth quarter 2007 to RMB5.7 million (US$0.8 million) from RMB2.8 million. This increase was primarily attributed to the increase in direct material costs in connection with the growth in sales and the higher personnel costs and bonuses as compared to the same period in 2006.

Cost of revenues increased by 50.3% to RMB17.4 million (US$2.4 million) in 2007 from RMB11.6 million in 2006. The increase was primarily attributed to costs associated with production increase relating to the increase in sales volume throughout the year.

Gross profit. As a result of the foregoing, gross profit increased by 23.3% to RMB39.9 million (US$5.5 million) in the fourth quarter 2007 from RMB32.4 million for the same period in 2006. Gross margin decreased to 87.4% in the fourth quarter 2007 from 92.0% for the same period in 2006.

In 2007, gross profit grew 40.1% to RMB162.7 million (US$22.3 million) from RMB116.2 million in 2006. However, the gross margin of 90.3% in 2007 remained in line with the gross margin of 90.9% in 2006.

Operating expenses. In the fourth quarter 2007, total operating expenses increased by 42.8% to RMB33.8 million (US$4.6 million) as compared to the same period in 2006, which was primarily attributed to the increase in research and development expenses of TPIAO and higher personnel costs and bonuses. In 2007, our total operating expenses increased by 43.4% to RMB114.2 million (US$15.7 million) from RMB79.6 million in 2006.

•

Research and development expense. Our research and development expense increased by 58.4% to RMB3.7 million (US$0.5 million) in the fourth quarter 2007 from RMB2.3 million for the same period in 2006. Research and development expense as a percentage of total net revenues increased to 8.1% in the fourth quarter 2007 from 6.7% for the same period in 2006. Our research and development expense increased by 90.7% to RMB11.6 million (US$1.6 million) in 2007 from RMB6.1 million in 2006. Research and development expense as a percentage of total net revenues increased to 6.5% in 2007 from 4.8% in 2006. The overall increase in research and development expenses for the fourth quarter and fiscal year 2007 was mainly attributable to research and development expenses associated with TPIAO’s phase IV post-marketing clinical tests, the development of our EPIAO pipeline products and the continued development of other pipeline products.

•

Sales, marketing and distribution expense. Our sales, marketing and distribution expense increased by 27.4% to RMB22.7 million (US$3.1 million) in the fourth quarter 2007 from RMB17.8 million for the same period in 2006. This increase was primarily attributed to increases in marketing and promotional costs related to our TPIAO products and the higher sales activities in general. Sales, marketing and distribution expense as a percentage of total net revenues decreased to 49.7% in the fourth quarter 2007 from 50.6% for the same period in 2006. Our sales, marketing and distribution expense increased 37.4% to RMB84.2 million (US$11.5 million) for 2007 from RMB61.3 million for 2006. This increase was primarily attributable to higher marketing costs, staff costs and bonuses as a result of the increase in headcount. Sales, marketing and distribution expense as a percentage of total net revenues decreased to 46.7% in 2007 from 48.0% in 2006.

•

General and administrative expense. Our general and administrative expense increased by 111.4% to RMB7.4 million (US$1.0 million) in the fourth quarter 2007 from RMB3.5 million for the same period in 2006. General and administrative expense as a percentage of total net revenues increased to 16.2% in the fourth quarter 2007 from 9.9% for the same period in 2006. Our general and administrative expense increased 49.8% to RMB18.4 million (US$2.5 million) in 2007 from RMB12.3 million in 2006. General and administrative expenses as a percentage of net revenues increased to 10.2% in 2007 from 9.6% in 2006. The increase in general and administrative expense in the fourth quarter and fiscal year 2007 was primarily attributable to higher personnel costs and bonuses as a result of the increase in headcount.

Operating income. As a result of the foregoing, operating income decreased by 29.6% to RMB6.1 million (US$0.8 million) in the fourth quarter 2007 from RMB8.7 million for the same period in 2006. Operating margin decreased to 13.4% in the fourth quarter 2007 as compared to 24.8% for the same period in 2006.

Operating income increased by 32.9% to RMB48.5 million (US$6.7 million) in 2007 from RMB36.5 million in 2006. Operating margin decreased to 26.9% in 2007 from 28.6% in 2006.

Other expense/income, net. We recorded other income, net, of RMB9.5 million (US$1.3 million) in fourth quarter 2007 as compared to other expenses, net for the same period in 2006.

We recorded other income, net, of RMB36.5 million (US$5.0 million) in 2007 as compared to other expenses, net, of RMB0.9 million for 2006. We recorded other income, net as compared to other expenses, net due primarily to interest income from the net proceeds we received in our IPO in February 2007 and a decrease in interest expense as our borrowings were fully repaid in 2007.

Income before income tax expense and minority interests. As a result of the foregoing, our income before income tax expense and minority interests increased by 79.2% to RMB15.6 million (US$2.1 million) in the fourth quarter 2007 from RMB8.7 million for the same period in 2006.

Our income before income tax expense and minority interests increased by 138.3% to RMB85.0 million (US$11.7 million) in 2007 from RMB35.7 million in 2006.

Income tax expense. We had an income tax credit of RMB2.2 million (US$0.3 million) in the fourth quarter 2007 as compared to an income tax expense of RMB1.6 million for the same period in 2006. The income tax credit in 2007 was mainly attributable to tax rebate amounted to RMB2.7 million approved by tax authority and recognized in the last quarter in 2007 as discussed below.

Our income tax expense decreased by 34.5% to RMB3.4 million (US$0.5 million) in 2007 from RMB5.2 million in 2006 and our effective tax rate was 4.0% in 2007 as compared to 14.6% in 2006, which was primarily attributable to tax rebate from reinvestment of retained earnings in a subsidiary of RMB2.7 million, as well as more interest income earned from IPO proceeds held by 3SBio Inc, incorporated in Cayman Islands, that was not subject to tax.

Net income. As a result of the foregoing, our net income increased by 152.2% to RMB17.9 million (US$2.5 million) in the fourth quarter 2007 from RMB7.1 million for the same period in 2006.

Our net income increased 167.4% to RMB81.5 million (US$11.2 million) in 2007 from RMB30.5 million in 2006.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2007 is still in progress. Adjustments and modifications to the financial statements may be identified during the course of this audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB7.2946 to US$1.00, the noon buying rate for US dollars in effect on December 31, 2007 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Fourth Quarter 2007 Business Highlights

Pipeline. We continued to make progress across our development pipeline during the fourth quarter 2007; however, our original schedule of completing all three current Phase III trials by the end of 2007 has been postponed.

Phase III Products –

We completed enrollment and the original protocol for the Phase III trial for high-dosage (36,000 IU) EPIAO with positive results. However, to ensure the safety of the product, the clinical centers have extended the post-treatment observation period due to concerns with higher hemoglobin levels caused by ESAs (Erythropoiesis-Stimulating Agents) in the United States. We fully support the additional observation period and remain confident in the overall safety and efficacy of the product and expect filing with SFDA in Q3 of 2008.

The initial results of the Phase III trial for TPIAO for the treatment of idiopathic thrombocytopenic purpura (ITP) demonstrated excellent efficacy and a high safety profile based on our data to date. Enrollment has been completed, but we experienced a higher than expected drop-off rate (patients left the hospital before the required observation time) due to the protocol setting employed by the clinical centers. As a result, more cases are required. We expect completion of replenished cases in Q3 of 2008 and filing with SFDA in Q4 of 2008.

We completed enrollment for the Phase III trial for NuLeusin, our second generation IL-2, with positive results based on our data to date. During the trial, the number of cases enrolled increased from our original plan and as a result, these additional cases are still in the observation period, which we expect will conclude in the second quarter 2008.

Early Stage Products –

We completed efficacy and pharmacokinetics studies for NuPIAO, our second generation EPO product, with the toxicology study currently underway. We expect to submit the application for clinical trial in the second half of 2008.

Our first humanized monoclonal antibody (mAb) in development, anti-TNF mAb (SSS07), completed characterization of fully humanized clones, and the original potency of the rabbit mAb proved to be more advantageous than all known anti-TNF mAbs currently on the market.

Sales and Marketing. In the fourth quarter 2007, we continued to execute on our sales and marketing strategy, resulting in the entry of our products in 106 new hospitals throughout China. In addition, we experienced more than 51% sales growth in Beijing hospitals, with much of that growth resulting from the successful entry of our EPIAO products in 19 major hospitals in the Beijing military hospital system under management by the Health Administration of the People’s Libration Army.

In addition, demonstrating our leadership in pharmaceutical industry best practice in China and as part of our on going commitment to product quality, we have introduced a new pharmacovigilance program. We also initiated the Phase IV program with our innovative class I product, TPIAO, in 2007. As of the end of the fourth quarter, 2007, we reviewed the interim results of the TPIAO program, with no safety issues detected among the1000 patients who have been treated with TPIAO. We expect to complete the full program for TPIAO phase IV trial by the second quarter of 2009.

In-Licensed Products. We successfully completed all four trials for our in-licensed Iron Sucrose product. As part of our growth strategies, we will continue to analyze additional in-licensing opportunities.

2008 Full Year Guidance

Based on current market and operating conditions, our total net revenue target for the full year 2008 will be between the estimated range of US$30 to US$32 million.

Conference Call

3SBio’s senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong) on Thursday, February 21, 2008 to discuss its 2007 fourth quarter and full year financial results and recent business activity. The conference call may be accessed by calling (US) +1 480 629 9041 / (UK) + 44 20 8515 2301 / (HK) + 852 3009-5027. A telephone replay will be available shortly after the call until March 6, 2008 at (US) +1 303 590 3030 / (UK) + 44 207 154 2833, Passcode: 3839328 / (HK) + 852 2287 4304, Passcode: 104110#.

A live webcast of the conference call and replay will be available on the investor relations page of 3SBio’s website at www.3sbio.com

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com

Safe Harbor Statement

Statements in this release regarding certain anticipated business prospects resulting from the approval constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon 3SBio management’s current expectations, and actual results could differ materially. Among the factors that could cause 3SBio’s actual results to differ from what the company currently anticipates may include competition from other domestic and foreign pharmaceutical companies; the expected market growth for pharmaceutical products in China; market acceptance of 3SBio products; expected hospital or patient demand for our products; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to develop and commercialize additional products or additional indications for existing products; its ability to analyze additional in-licensing opportunities; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China. For additional information on these and other factors that may affect the 3SBio’s financial results, please refer to the company’s filings with the Securities and Exchange Commission at www.sec.gov. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Contact:

China: Kevin Teo, Chief Financial Officer 3SBio Inc. +86 (24) 2581 1820 IR@3sbio.com	US: Mahmoud Siddig, Director Taylor Rafferty +1 (212) 889-4350 3sbio@taylor-rafferty.com

Hong Kong: Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712 3sbio@taylor-rafferty.com	Media Contact (US): John Dooley Taylor Rafferty +1 (212) 889-4350 3sbio@taylor-rafferty.com

3SBio Inc. and subsidiaries

Unaudited consolidated balance sheets

(expressed in thousands)

	December 31 2006	December 31 2007	December 31 2007
	RMB	RMB	US$
Assets

Current assets

Cash and cash equivalents	25,372	811,026	111,182
Accounts receivable, less allowance for doubtful accounts:
December 31, 2006 – RMB4,871; December 31, 2007 – RMB5,257 (US$721)	37,402	55,186	7,565
Inventories	8,682	6,882	943
Prepaid expenses and other receivables	14,872	12,074	1,655
Structured deposit	—	3,527	484
Deferred tax assets	2,154	2,335	320

Total current assets	88,482	891,030	122,149

Available-for-sale securities	—	15,196	2,083
Property, plant and equipment, net	43,142	49,465	6,781
Lease prepayments	9,600	9,247	1,268
Non-current deposits	—	6,124	840
Income tax receivable	—	556	76
Deferred tax assets	1,251	1,857	254

Total assets	142,475	973,475	133,451

Liabilities

Current liabilities

Short-term bank loans	15,000	—	—
Accounts payable	1,769	1,693	232
Deferred grant income	611	374	51
Accrued expenses and other payables	16,318	22,626	3,102
Income tax payable	1,167	—	—
Amounts due to related parties	4,225	—	—
Other current liabilities	92	67	9

Total current liabilities	39,182	24,760	3,394

Long-term bank loans	25,000	—	—
Deferred grant income	3,900	3,526	483
Other liabilities	585	848	116

Total liabilities	68,667	29,134	3,993

Commitments and contingencies
Minority interests	474	549	75

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 100,000,998 and 152,099,155 shares issued and outstanding as of December 31, 2006 and 2007, respectively	80	122	17
Additional paid-in capital	80,286	917,527	125,782
Accumulated other comprehensive loss	—	(48,338)	(6,627)
(Accumulated deficits)/retained earnings	(7,032)	74,481	10,211

Total shareholders’ equity	73,334	943,792	129,383

Total liabilities and shareholders’ equity	142,475	973,475	133,451

3SBio Inc. and subsidiaries

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

	For the Three Months Ended December 31,
	2006	2007	2007
	RMB	RMB	US$
Net Revenues:
EPIAO	25,984	29,798	4,085
TPIAO	5,880	11,718	1,606
Intefen	1,527	1,128	155
Inleusin	310	251	34
Export	1,209	1,625	223
Iron	150	970	133
Others	148	193	26

Total	35,208	45,683	6,262
Cost of revenues	(2,819)	(5,737)	(786)

Gross profit	32,389	39,946	5,476

Operating expenses
Research and development expense	(2,346)	(3,715)	(509)
Sales, marketing and distribution expense	(17,832)	(22,712)	(3,114)
General and administrative expense	(3,491)	(7,379)	(1,012)

Total operating expenses	(23,669)	(33,806)	(4,635)

Operating income	8,720	6,140	841

Other (expense)/ income, net
Interest income	127	9,048	1,240
Interest expense	(858)	(70)	(10)
Grant income	732	199	27
Others	(9)	299	43

Total other (expense)/income, net	(8)	9,476	1,300

Income before income tax expense and minority interests	8,712	15,616	2,141
Income tax (expense)/credit	(1,643)	2,163	297

Income before minority interests	7,069	17,779	2,438
Minority interests, net of tax	27	116	15

Net income	7,096	17,895	2,453

Net income per share:
Basic and diluted	0.07	0.12	0.02

Basic weighted average number of shares outstanding	100,000,998	152,099,155	152,099,155
Effect of dilutive potential shares	3,722	323,897	323,897

Diluted weighted average number of shares outstanding	100,004,720	152,423,052	152,423,052

Net income per ADS:
Basic and diluted	0.50	0.82	0.11

Basic weighted average number of ADSs outstanding	14,285,857	21,728,451	21,728,451
Effect of dilutive potential ADSs	532	46,271	46,271

Diluted weighted average number of ADSs outstanding	14,286,389	21,774,722	21,774,722

3SBio Inc. and subsidiaries

Unaudited full year consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

	Year Ended December 31,
	2006	2007	2007
	RMB	RMB	US$
Net Revenues:
EPIAO	98,836	121,220	16,618
TPIAO	16,056	43,074	5,905
Intefen	4,995	4,123	565
Inleusin	1,132	1,027	141
Export	5,878	6,784	930
Iron	413	3,206	440
Others	470	739	101

Total	127,780	180,173	24,700
Cost of revenues	(11,598)	(17,427)	(2,389)

Gross profit	116,182	162,746	22,311

Operating expenses
Research and development expense	(6,100)	(11,635)	(1,595)

Sales, marketing and distribution expense	(61,280)	(84,187)	(11,541)

General and administrative expense	(12,269)	(18,379)	(2,520)

Total operating expenses	(79,649)	(114,201)	(15,656)

Operating income	36,533	48,545	6,655

Other (expense)/ income, net
Interest income	436	36,015	4,937
Interest expense	(4,245)	(825)	(113)
Grant income	3,146	1,067	146
Others	(192)	205	28

Total other (expense)/income, net	(855)	36,462	4,998

Income before income tax expense and minority interests	35,678	85,007	11,653
Income tax expense	(5,217)	(3,419)	(469)

Income before minority interests	30,461	81,588	11,184
Minority interests, net of tax	28	(75)	(10)

Net income	30,489	81,513	11,174

Net income per share:

Basic and diluted	0.30	0.56	0.08

Basic weighted average number of shares outstanding	100,000,998	146,646,049	146,646,049
Effect of dilutive potential shares	3,722	68,993	68,993

Diluted weighted average number of shares outstanding	100,004,720	146,715,042	146,715,042

Net income per ADS:
Basic and diluted	2.13	3.89	0.53

Basic weighted average number of ADSs outstanding	14,285,857	20,949,436	20,949,436
Effect of dilutive potential ADSs	532	9,856	9,856

Diluted weighted average number of ADSs outstanding	14,286,389	20,959,292	20,959,292